SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3
Overseas Regulatory Announcement: Announcement on Resolutions of the Second Meeting of the Eighth Board of Supervisors	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 21, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of the Second Meeting of the

Eighth Board of Supervisors

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of the Second Meeting of the Eighth Board of Supervisors published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, August 17, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688	Stock ID: Sinopec Shanghai	Announcement No.: Lin 2014-20

Sinopec Shanghai Petrochemical Company Limited

Announcement of Resolutions of the Second Meeting of the Eighth Board of Supervisors

The Company’s Board of Supervisors and all its members warrant that the information contained in this announcement contains no false representation, misleading statement or material omission, and are jointly and severally liable for the truthfulness, accuracy and completeness of the information contained herein.

The second meeting (the “Meeting”) of the eighth Board of Supervisors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was hold by communications on August 15, 2014. Of the six supervisors who should attend the Meeting, six were in attendance. The Meeting was presided over by Mr. Zhang Jianbo, chairman of the Board of Supervisors. The Meeting was held in compliance with the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and other relevant laws and regulations as well as the Articles of Association of Sinopec Shanghai Petrochemical Company Limited, and therefore is lawful and valid.

After considering the proposals for the Meeting, the supervisors resolved as follows:

1.	The proposed Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft) and its summary are approved.

(With 6 votes in favor, 0 votes against and 0 abstentions)

2.	The proposed Measures for Management of Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft) are approved.

(With 6 votes in favor, 0 votes against and 0 abstentions)

3.	The proposed Management Measures for Performance Review of Sinopec Shanghai Petrochemical Company Limited Measures A Share Option Incentive Plan (Draft) be reviewed and approved.

(With 6 votes in favor, 0 votes against and 0 abstentions)

4.	The proposed List of Participants in Sinopec Shanghai Petrochemical Company Limited Measures A Share Option Incentive Plan (Draft) for Checking be reviewed and approved.

(With 6 votes in favor, 0 votes against and 0 abstentions)

In accordance with the Measures for Administration of Equity Incentives of Listed Companies (for Trial Implementation) (the “Administration Measures”), the Trial Measures for Implementation of Equity Incentives by State-controlled Listed Companies (Onshore) (the “Trial Measures for State-controlled Listed Companies”), the Memorandums 1-3 on Matters Relating to Equity Incentives (the “Memorandums 1-3) and other laws and regulations, the Board of Supervisors has checked the list of participants (the “List of Participants”) set forth in Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft) (the “Share Option Incentive Plan”), believing:

None of the directors, the officers, and the key business personnel that have direct influence on or have made remarkable contributions to the Company’s overall performance and sustainable growth has been publicly denounced or declared an improper candidate by any stock exchange in the last three years, or has been administratively punished by China Securities Regulatory Commission for any material violation of laws or regulations in the last three years; and each of the persons listed on the List of Participants meets the conditions required of participants under the Administration Measures, the Trial Measures for State-controlled Listed Companies and the Memorandums 1-3, falls within the scope of participants set forth in the Company’s Share Option Incentive Plan, and is legally and effectively eligible to be a participant in the Company’s Share Option Incentive Plan.

For details of the List of Participants, please refer to the Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Plan (Draft) published on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company on the date of this Announcement.

Board of Supervisors
Sinopec Shanghai Petrochemical Company Limited
August 15, 2014